FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of January 2009

Commission File Number: 000-30850

789 West Pender Street
Suite 1010
Vancouver, BC, Canada V6C 1H2

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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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1

On January 27, 2009, Valcent Products Inc. (“The Company”) announced that due to the continued effects of the economic downturn, the Company announced layoffs at its El Paso, TX research site. This will leave in place a maintenance staff to manage the algae R&D facilities. The move is also part of a restructuring process put in place to conserve cash, reduce costs, and better align the business units to their target markets.

Valcent Products E.U. Ltd., is currently in the final stages of negotiating an agreementwith the Paignton Zoological and Botanical Gardens in the U.K. for the rollout ofEurope’s first VertiCrop™ (high density vertical growing) implementation.

    SEE EXHIBIT 99.1

     EXHIBIT INDEX

Exhibit Number	Description of Exhibit

99.1	News Release Dated January 27, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Valcent Products, Inc.

Date: January 27, 2009	By:	/s/ George Orr
Name: George Orr
Title: Director

 2

Exhibit 99.1

 NEWS RELEASE                                                                                                                                                                                                                                                                                                                                                              OTC BB: VCTPF
 JANUARY 27, 2009                                                                                                                                                                                                                                                                                                                                                          CUSIP: 918881103

VALCENT ANNOUNCES MOVING VERTICROP™ HIGH DENSITY GROWING SYSTEMS
TO ITS U.K. SUBSIDIARY

El Paso, TX. – January 27, 2009 – Due to the continued effects of the economic downturn, Valcent Products Inc. announced layoffs at its El Paso research site. This will leave in place a maintenance staff to manage the algae R&D facilities. The move is also part of a restructuring process put in place to conserve cash, reduce costs, and better align the business units to their target markets. This will include shifting the rollout of the VertiCrop™ commercial prototype from El Paso, as announced in the Company’s news release dated December 4, 2008, to the U.K. division of Valcent Products Inc., Valcent Products E.U.

Valcent Products E.U. Ltd., is currently in the final stages of negotiating an agreement with the Paignton Zoological and Botanical Gardens in the U.K. for the rollout of Europe’s first VertiCrop™ (high density vertical growing) implementation. The unit will be located at the zoo providing a variety of vegetables to address the specific dietary needs of many of the resident species. The VertiCrop™ facility will also serve as an added visitor attraction. Paignton attracts over half a million visitors annually. Installation of the system is expected to be completed by May of 2009 and will be a feature of the 9th International Conference on Environmental Enrichment (ICEE9) – attended by zoo specialists from around the globe.

Advanced negotiations are also ongoing with interested parties in the United Arab Emirates (U.A.E) and Saudi Arabia. Valcent E.U. will also be exhibiting at International Plants Expo Middle East - IPM Dubai 2009 in March. The expo attracts 2,500 trade visitors from 50 countries with interests in plants, technology, and floriculture. Driven by the booming markets of the Gulf countries, IPM Dubai 2009 is an ideal marketing venue for VertiCrop™.

As the VertiCrop™ system is ideally suited for the cultivation of high value medicinal plants and biopharmaceuticals, Valcent E.U. is continuing its research and development in this area.

Meanwhile, the company’s Tomorrow Garden™ offering, a mini plant growing biome, is continuing to gain market share through distribution with high profile partners including the Eden Project, National History Museum, and Kew Gardens in London, England.

About Valcent Products, Inc:

Valcent Products Inc. (OTCBB: VCTPF) develops highly innovative consumer and industrial products and processes for global markets. A pioneer and leader in ecotechnology with its core research and development in sustainable, renewable, and intense growth of agricultural products. For more information, visit: www.valcent.net and www.valcent.eu and visit and contribute to www.blog.valcent.net.

Contacts:

Investor Relations

Mike Parker or Bob Faris  866.408.0153 or 800.877.1626                                                                                                           Or email  info@vacent.net

Safe Harbor for Forward Looking Statements: Except for historical information contained herein, the contents of this press release contain forward-looking statements that involve risks and uncertainties, including but not limited to economic, competitive, governmental and technological factors affecting the company’s operations, markets, products and prices as well as other factors addressed in the company’s filings with the Securities and Exchange Commission.